Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Rotating banner at the top

Yieldstreet Prism Fund is now open to all investors, with a $5k minimum investment

Yieldstreet Prism Fund has holdings in 5 asset classes - see Holdings here

Over 840 unique investors already invested in the Yieldstreet Prism Fund

Yieldstreet Prism Fund will re-open for investments on August 17

As of July 31, 2020, the weighted average yield of our assets, excluding cash and cash equivalents, was 9.18%





Yieldstreet Prism Fund is now open to all investors, with a $5k minimum investment

Yieldstreet
Prism Fund

With a single investment, the Yieldstreet Prism Fund allows you to build a fixed-income portfolio, spread across multiple asset classes selected by Yieldstreet. Since the initial offering on March 11, 2020, the Fund has raised over $25 million. Currently, the Fund has holdings in five asset classes: Art, Commercial, Legal, Private Business Credit, and Real Estate, and is also invested in Corporate preferred bonds.

Distribution rate
7%

Fund termination date[2]
March 2024

Investments will be accepted here

- $5k minimum investment
- No offers will be made to or accepted from investors residing in or located in NE or ND at this time[6]
- Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested[1]

Highlights

Your portfolio builder

With one allocation, you invest across multiple alternative asset classes, adding diversification to your overall investment portfolio.[7] See the Fund's top holdings.

Exclusive access

Yieldstreet strives to bring investors innovative and exclusive investing opportunities. Access to this Fund, focused on income generation is exclusively available at Yieldstreet.

Quarterly distributions

Distributions are expected to be made to investors quarterly, subject to the authorization of the Fund's Board of directors. The first distribution was paid on June 12, 2020. The next distribution is expected to be paid in September 2020.[1]

Option for limited liquidity

Beginning June 2021, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from existing investors subject to approval by the Fund's Board and to certain limitations outlined in the Fund's prospectus.[3]

Distribution Reinvestment

Investors may opt in to automatically reinvest their cash distributions back into the Fund through our Dividend Reinvestment Program (DRIP) and may adjust this setting at any time in the settings of their Investments under *View portfolio*.

Transparent fee structure

No load or redemption fees. Management fees and expenses are only charged on invested assets. No fees are charged for money in the Fund that is not invested. Leverage expenses are generated only when the Fund borrows money to increase the assets in which it invests. See fee summary here.

Please note that the investment process for the Yieldstreet Prism Fund is different from that of other Yieldstreet offerings. There is a period of time between when an investor submits their requested allocation to the Fund and when funds are withdrawn from their Yieldstreet Wallet and invested in the Fund. For additional detail, see the "Preparing to invest" section below.

Investment summary

Distribution rate: 7%[1]

Distributions authorized by the Board represent the quarterly payment investors receive, subject to the discretion and authorization of the Fund's Board. The first distribution was paid on June 12, 2020. The next distribution will be paid in September 2020 in the amount of $0.1750 per share.

Weighted average portfolio yield

As of July 31, 2020, the weighted average yield of our assets, excluding cash and cash equivalents, was 9.18%. The weighted average yield was determined by computing the average yield on our investment portfolio, excluding cash and cash equivalents, weighted for the size of each portfolio investment.

Get to know the Fund: Webinar recording

Schedule	
Cash distribution schedule:	Quarterly
Fund termination date:[2]	March 2024
Anticipated repurchase offers schedule:[3]	Quarterly

Fee summary	
Annual management fee:[4]	1.0%
Maximum annual administrative expense:[5]	0.5%
Annual leverage expense:[8]	-
Total fees:	1.5%

Get to know the Fund: Webinar recording



Structure	
Tax document:	1099-DIV
Fund structure:	Closed-end fund

Fund Prospectus

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the Prospectus, which can be downloaded below.

Download Prospectus

How will the Fund's assets be allocated?

The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation. To achieve this objective, the Fund allocates its assets with a focus on income, seeking asset-backed and cash-flow backed opportunities across asset classes.

A detailed overview of the investment strategy of the Fund can be viewed here.

Below is a snapshot of some of the current holdings of the Fund.

Art holding

This loan was originated by Athena Art Finance Corp., an affiliate of Yieldstreet, and is secured by a diversified pool of thirteen blue-chip artworks. The investment has a minimum coupon of 8.25% over a term of three years.

Real Estate holding

This loan was originated by iBorrow and is secured by a newly-built co-living apartment property in Hollywood, California. The loan has a term of 24 months, and is expected to pay interest monthly. The Fund's participation has a coupon of 8.75% per annum (net of servicing fees to iBorrow).

Legal holding

The Yieldstreet Prism Fund has participated in a legal finance fund that invests in both individual and pools of legal finance transactions. The investment has a fixed coupon of 14%, and will be entitled to additional interest if the legal finance fund's net returns, after repayment in full of principal, exceed 14%.

Private Business Credit holding

This loan is a $475,000 participation in the sub-senior tranche of an $85M senior secured credit facility to a provider of merchant cash advances. The loan is secured by a diversified pool of merchant cash advances. This investment will have a fixed coupon of 13.5% per annum, payable weekly, over a 36-month interest-only period.

The Fund's top 3 holdings

(as of 7/31/20)

No	Asset class	Value	Yield	% of Fund
1	Art	3,125,000	8.25%	12.00%
2	Real Estate	3,000,000	8.75%	11.51%
3	Legal	2,800,000	14.00%	10.75%
Sum (Top 3 holdings)				34.26%
Other Assets				65.74%

For illustrative purposes only. Current and future holdings are subject to change and risk. Figures are based on the Fund's net assets and unaudited values.















Preparing to invest

Step 1

Investment window announced

The Yieldstreet Prism Fund opens for new allocations approximately once per month. The date for the next window will be listed on the Yieldstreet Invest page.

Step 2

Prepare your allocation

In order to invest in the Yieldstreet Prism Fund, your investor account setup must be complete. We highly recommend pre-funding your Yieldstreet Wallet, as this helps to ensure a seamless investing process.

Step 3

Investment window opens

When the investment window opens, submit your desired allocation for the Yieldstreet Prism Fund. Funds are not pulled from your Yieldstreet Wallet at this time, but will be reserved for the Fund.

Step 4

Your investment becomes active

Once investor funds are pulled from the Yieldstreet Wallet, it takes approximately two business days for investments to be made in the Fund and for your investment to officially become active.

What risks and other information should I consider?

As with all investments, there are risks associated with the Yieldstreet Prism Fund. The risks associated with the Fund are outlined in detail in the Fund's prospectus. Prior to investing, we strongly suggest that you carefully review the prospectus in full, including the risk factors section.

Download Prospectus

Resources

Prospectus

Yieldstreet Prism Fund FAQ

Investment Strategy

Documents

Distribution Notice 19(a)1 for June 2020
Holdings as of June 30, 2020
Holdings as of March 31, 2020

Investments will be accepted here

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the initial quarterly distribution declared by the Fund's Board of directors on February 6, 2020, which was paid to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's Board declared a distribution to stockholders in the amount of $0.1750 per share to be paid on September 14, 2020 to stockholders of record as of September 10, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate its remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of the weighted average number of shares outstanding in the prior calendar year, or no more than 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares from investors on a pro-rata basis, and not on a first-come, first-served basis.

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

6 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

7 The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ('"40 Act"), and is therefore not a '40 Act "diversified" product.

8 As a result of the continued change in market conditions, and our current investment strategy, we do not intend to use any leverage for our portfolio Investments for the next twelve (12) months following August 6, 2020, as documented in the Prospectus.

---

300 Park Ave, 15th Floor, New York, NY 10022   844-943-5378   investments@yieldstreetprismfund.com

---